UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
    FORM 12b-25
SEC File Number
000-25466
CUSIP Number
12642Q 10 1

NOTIFICATION OF LATE FILING

(Check One):  ☐ Form 10-K  ☐ Form 20-F  ☐ Form 11-K   ☒ Form 10-Q  ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: March 31, 2012

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: _________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

CTD Holdings, Inc.

Full Name of Registrant

Former Name if Applicable

14120 N.W. 126th Terrace

Address of Principal Executive Office (Street and Number)

Alachua, Florida 32615

City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

☒
(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant is unable to file its Quarterly Report on Form 10-Q for the quarter ended March 31, 2012 (the “Form 10-Q”) within the prescribed time period without unreasonable effort and expense. During the quarter ended March 31, 2012, the Registrant completed the installation of a pulse dryer and commenced operations thereof, completing its first drying order. The financial information and other disclosures required to be included in the Form 10-Q could not be completed by the close of business on May 15, 2012 because the Registrant's management and accounting staff required additional time to provide adequate disclosure regarding the Registrant's new pulse dryer operations. The Registrant intends to file the Form 10-Q on or before the fifth calendar day following the prescribed due date.

PART IV-- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

C.E. Rick Strattan	(386)	418-8060
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
☒Yes ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☒Yes  ☐ No

The Registrant anticipates reporting net income for the quarter ended March 31, 2012 and reported a net loss for the corresponding period for the last fiscal year.  Operating results for the quarter ended March 31, 2012 are not necessarily indicative of the results that may be expected for the year ending December 31, 2012.

CTD Holdings, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 15, 2012	By:	/s/ C.E. Rick Strattan
C.E. Rick Strattan
Chief Executive Officer
(principal executive, financial and accounting officer)